Brownstein Hyatt Farber Schreck, LLP

Jeffrey M. Knetsch

Attorney at Law

303.223.1160 tel

303.223.0960 fax

jknetsch@bhfs.com

May 17, 2012

Jessica Kane

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:                        Prospect Global Resources Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed March 22, 2012

File No. 000-54438

Dear Ms. Kane:

In response to your letter to Patrick Avery dated April 19, 2012 and on behalf of the Company, we are writing to notify you that the Company will file responses to your comments no later than May 25, 2012.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

/s/ Jeffrey M. Knetsch
Jeffrey M. Knetsch

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432	303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1111 fax